UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
"Washington, D.C. 20549"

SCHEDULE 13G	Amendment No. 10

(Name of Issuer)
	UNIVERSAL HEALTH TRUST

(Title of Class of Securities)
Common Stock

(CUSIP Number)
	91359E105

NAME OF REPORTING PERSON
Private Capital Management

I.R.S. IDENTIFICATION NO.
59-3654603

MEMBER OF A GROUP?
(b) X

PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
SOLE VOTING POWER 	0
SHARED VOTING POWER	800244
SOLE DISPOSITIVE POWER 	0
SHARED DISPOSITIVE POWER 	800244

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	800244

PERCENT OF CLASS REPRESENTED BY AGGREGATE AMOUNT BENEFICIALLY
OWNED
	6.8%

TYPE OF REPORTING PERSON
IA

NAME OF REPORTING PERSON
Bruce S. Sherman

I.R.S. IDENTIFICATION NO.
###-##-####

MEMBER OF A GROUP?
(b) X

CITIZENSHIP
U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
SOLE VOTING POWER 	27700
SHARED VOTING POWER 	851344
SOLE DISPOSITIVE POWER 	27700
SHARED DISPOSITIVE POWER 	851344

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	879044

AGGREGATE AMOUNT BENEFICIALLY OWNED EXCLUDES CERTAIN SHARES
(yes)

PERCENT OF CLASS REPRESENTED BY AGGREGATE AMOUNT BENEFICIALLY
OWNED
	7.5%

TYPE OF REPORTING PERSON
IN


NAME OF REPORTING PERSON
Gregg J. Powers

I.R.S. IDENTIFICATION NO.
###-##-####

MEMBER OF A GROUP?
(b) X

CITIZENSHIP
U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
SOLE VOTING POWER 	35000
SHARED VOTING POWER 	800244
SOLE DISPOSITIVE POWER 	35000
SHARED DISPOSITIVE POWER 	800244

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	835244

AGGREGATE AMOUNT BENEFICIALLY OWNED EXCLUDES CERTAIN SHARES
(yes)

PERCENT OF CLASS REPRESENTED BY AGGREGATE AMOUNT BENEFICIALLY
OWNED
	7.1%

TYPE OF REPORTING PERSON
IN


ITEMS 1 - 10 OF GENERAL INSTRUCTIONS

Item 1.
(a)Name of Issuer: 	UNIVERSAL HEALTH TRUST
(b)Address of Issuer: 367 South Gulph Road, King of Prussia, PA  19406"

Item 2.
(a)Name of Person Filing:  See Exhibit 1
"(b)Address of Person Filing: 8889 Pelican Bay Blvd., Naples, FL  34108"
(c)Citizenship:  See Exhibit 1
(d)Title of Class of Securities:  Common Stock
(e)CUSIP Number:  	91359E105

Item 3.
The reporting person is filing as an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

Item 4. Ownership
(a)Amount Beneficially Owned:  See Exhibit 1
(b)Percent of Class:  See Exhibit 1
(c)Number of Shares as to which such person has:
(i)sole power to vote or to direct the vote:
     See Exhibit 1
(ii)shared power to vote or to direct the vote:
     See Exhibit 1
(iii)sole power to dispose or to direct the disposition of:
     See Exhibit 1
(iv)shared power to dispose or to direct the disposition of:
     See Exhibit 1

Item 5. Ownership of Five Percent or Less of Class:
        N/A

Item 6. Ownership of More than Five Percent on Behalf of Another
Person: N/A

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding
Company: N/A

Item 8. Identification and Classification of Members of the Group:
        See Exhibit 1

Item 9. Notice of Dissolution of Group:
        N/A

Item 10. Certification:
"        By signing below I certify that, to the best of my"
"knowledge and belief, the securities referred to above were" acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and "belief, I certify that the information set forth in this statement" "is true, complete and correct."

Date:   See Exhibit 2
Signature:  See Exhibit 2
Name/Title: See Exhibit 2



                    Exhibit 1


Item 2.
(a) Name of Person Filing
"     1)  Private Capital Management, L.P."
     2) *Bruce S. Sherman
     3) *Gregg J. Powers

(c)Citizenship
     1)  Florida
     2)  U.S.
     3)  U.S.

Item 4.
(a) Amount Beneficially Owned
     1) 	800244
     2) 	879044
     3) 	835244

(b) Percent of Class
     1) 	6.8%
     2) 	7.5%
     3) 	7.1%

(c) Number of shares as to which such person has:
   (i)   sole power to vote or to direct the vote
         1)  	0
         2)  	27700
         3)  	35000

   (ii)  shared power to vote or to direct the vote
         1) 	800244
         2)  	851344
         3)  	800244

   (iii) sole power to dispose or to direct the disposition of
         1)  	0
         2)  	27700
         3)  	35000

   (iv)  shared power to dispose or to direct the disposition of
         1)  	800244
         2)  	851344
         3)  	800244

* Bruce S. Sherman is CEO of Private Capital Management (PCM)
"and Gregg J. Powers is President of PCM. In these capacities, Messrs." Sherman and Powers exercise shared dispositive and shared voting power with respect to shares held by PCM's clients and managed by PCM.
Messrs. Sherman and Powers disclaim beneficial ownership for the shares held by PCM's clients and disclaim the existence of a group.

Exhibit 2

Signature

After reasonable inquiry and to the best of my knowledge and "belief, I certify that the information set forth in this statement" "is true, complete and correct."

"Date:  February 15, 2002"




_____________________________________
Bruce S. Sherman
"as CEO, PCM"
"as, individual, as applicable"





______________________________________
Gregg J. Powers
"as President, PCM"
"as, individual, as applicable"